Exhibit 77(e)

Legal Proceedings

1. Date: June 30, 2008

Complaint filed in the United Stated District Court for the District of Massachusetts, subsequently transferred to the United States District Court for the Southern District of New York on September 22, 2008, and captioned Yu v. State Street Corp. Et al., Civ. A. No. 08-11108-JLT

Subject: request for reimbursement of alleged investment losses in the SSgA Yield Plus Fund.

Lead Plaintiff: Anatoly Alexander, Individually and on behalf of all others similarly situated Defendants: State Street Corporation, State Street Global Advisors, Lynn L. Anderson. Agustin J. Fleites, Steven J. Mastrovich, William L. Marshall, Patrick J. Riley, Bruce D. Taber, Richard D., Shirk, Henry W. Todd, Mark E. Swanson, Donald A. Gignac, Karen D. Gillogly, William L. Boyan, Michael F. Holland, Rina K. Spence, Douglas T. Williams, James Ross, Gary L. French, and Peter G. Leahy

Disposition: This case was dismissed with prejudice by a Memorandum Opinion and Order dated February 25, 2010.

On March 17, 2010, the Plaintiff moved for reconsideration of the with prejudice dismissal, which the Defendants have opposed. By Memorandum and Order dated July 14, 2010, the court granted Plaintiff's motion, and Plaintiff filed a second amended complaint on July 28, 2010. Defendants filed motions to dismiss certain aspects of the second amended complaint on August 27, 2010, and Plaintiff filed an opposition to those motions on October 12, 2010. Defendants’ reply papers are due on November 9, 2010.